2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

September 21, 2022

Via EDGAR and Federal Express

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    AAON, Inc.
    Form 10-K for the year ended December 31, 2021
    Filed February 28, 2022
    File No. 000-18953

Dear Sir or Madam:

This is AAON, Inc.'s (the Company or AAON) response to your correspondence dated September 15, 2022 related to the Company's Annual Report on Form 10-K for the year ended December 31, 2021. For ease of reference, each of the Staff's comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
3. Business Combination, page 49

1.We note on December 10, 2021, you acquired all of the issued and outstanding equity ownership of BasX, LLC, an Oregon limited liability company, doing business as BasX Solutions. Please revise to file the financial statements of BasX Solutions for the required periods pursuant to Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11 of Regulation S-X or provide us with the significance test calculations of Rule 1-02(w) of Regulation S-X, supporting your conclusion that BasX Solutions' financial statements are not required to be presented.

Response:
Rule 3-05 of Regulation S-X requires that certain financial statements of an acquired entity be separately provided and pro forma financial information as required by Article 11 of Regulation S-X if the acquired entity is determined to be a significant subsidiary. Management determined no additional filings for BasX, LLC, doing business as BasX Solutions (BasX), were required, as BasX was not determined to be a significant subsidiary based on the three tests outlined in Rule 1-02 of Regulation S-X. See significance test calculations below:

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2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

(i) Investment test.

Shares O/S1	Closing Price	Aggregate World Wide Market Value	Date[2]
52,427,034	$71.65	$3,756,396,986	October 29, 2021
52,427,034	$71.52	3,749,581,472	October 28, 2021
52,427,034	$69.19	3,627,426,482	October 27, 2021
52,427,034	$70.01	3,670,416,650	October 26, 2021
52,427,034	$70.21	3,680,902,057	October 25, 2021
Average		$3,696,944,729
Investment in BasX		$180,000,000
Investment test %		4.9%
Conclusion		< 20% Not Significant

[1] Voting shares outstanding differs (for this test only) from the Exchange Act of 12b-2, which would deduct shares held by affiliates.
[2] Based on the Company's most recently completed month ending prior to the announcement date (November 18, 2021) or the agreement date of the acquisition (December 10, 2021).

(ii) Asset test.

	AAON	BasX
Total assets at 12/31/2020	$449,008,000	$23,372,000

Asset test %	5.2%
Conclusion	< 20% Not Significant

(iii) Income test.

(1)	AAON	BasX
Net income before taxes for year ended December 31, 2020	$101,975,000	$7,260,000
Income test (1) %	7.1%
Conclusion	< 20% Not Significant

(2)	AAON	BasX
Revenue for year ended December 31, 2020	$514,551,000	$48,077,000
Income test (2) %	9.3%
Conclusion	< 20% Not Significant

Please contact the undersigned at (918) 382-6216 if you have questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Rebecca A. Thompson
Chief Financial Officer
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